Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam 4690500, Israel

Dear Shareholder,

You are cordially invited to attend the 2022 Annual General Meeting of Shareholders of REE Automotive Ltd. (the “2022 Annual General Meeting”) to be held on October 21, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

Our notice of the 2022 Annual General Meeting, as published on September 16, 2022, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the 2022 Annual General Meeting. Only shareholders who held shares at the close of business on September 21, 2022, are entitled to notice of, and to vote at, the 2022 Annual General Meeting and any adjournments thereof.

Our board of directors unanimously recommends a vote “FOR” each matter set forth in the notice and proxy statement.

Whether or not you plan to attend the 2022 Annual General Meeting, it is important that your shares be represented and voted at the 2022 Annual General Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the 2022 Annual General Meeting.

Very truly yours,
Daniel Barel,
Co-Founder, Chief Executive Officer and Director

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 21, 2022

This Proxy Statement is being furnished to the holders of ordinary shares of REE Automotive Ltd. (“we,” “our”, “REE” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the 2022 Annual General Meeting of Shareholders (the “Annual Meeting”). Further information about the Annual Meeting is found below.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

How do I attend the Annual Meeting?

The Annual Meeting will be held on October 21, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. Although we intend to hold the Annual Meeting in person, the health and well-being of our employees and shareholders is paramount, and we are closely monitoring developments related to COVID-19. We are mindful of public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to implement any safety measures that we deem prudent or as required by any applicable laws or government orders. We also reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”). We encourage you to vote your shares prior to the Annual Meeting.

Attendance at the Annual Meeting is limited to shareholders of record who held Class A Ordinary Shares or Class B Ordinary Shares of the Company (collectively, “ordinary shares”) at the close of business on September 21, 2022. Each shareholder may appoint only one proxy holder or representative to attend the Annual Meeting on their behalf.

If you attend the Annual Meeting, you will be asked to present valid, government-issued photo identification, such as a driver’s license. If you are a holder of record, the top half of your proxy card or your notice is your admission ticket. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person, you must get a legal proxy in your name from the broker, bank or other nominee that holds your shares, and submit it with your vote.

Who can vote at the Annual Meeting?

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on September 21, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting but may not actually vote their shares in person at the Annual Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of September 13, 2022 (being the last practicable date before the circulation of this proxy statement), there were 240,571,718 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding and entitled to vote at the Annual Meeting.

What am I voting on?

This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Annual Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your shares.

At the Annual Meeting, shareholders will vote on the following proposals:

Proposal One

To re-elect each of Mr. Arik Shteinberg, Ms. Lilach Geva-Harel, Ms. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Hari Nair and Mr. Hans Thomas to serve as directors of the Company, and to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2023 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.

Proposal Two	To approve an amendment to the Company’s Compensation Policy.
Proposal Three

To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

In addition to considering and voting on the above proposals, members of the management team will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

What if another matter is properly brought before the Annual Meeting?

As of the date of this Proxy Statement, our Board of Directors is not aware of any other matters that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, it is the intention of the persons designated as proxies (identified on your proxy card) to vote on those matters in accordance with their best judgment.

Can I change my vote after submitting my proxy?

A shareholder may revoke a proxy submitted prior to the Annual Meeting in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention General Counsel or to its transfer agent, Continental Stock Transfer & Trust Company by mail to 1 State Street — SC-1, New York, NY 10004-1561, c/o Proxy Services, before midnight on the night prior to the time of the Annual Meeting (ii) by written notice of the revocation of the proxy delivered at the Annual Meeting to the chairman of the Annual Meeting or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy submitted in advance of the Annual Meeting. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

What is the quorum requirement for the Annual Meeting?

Pursuant to the Company’s Amended and Restated Articles of Association (the “Amended and Restated Articles”), the quorum required for the Annual Meeting consists of at least two (2) or more shareholders present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the Company’s voting power. Notwithstanding the foregoing, a quorum for the Annual Meeting also requires the presence in person or by proxy of at least one (1) shareholder holding Class B Ordinary Shares if such shares are outstanding.

If a quorum is not present within half an hour from the scheduled start time for the Annual Meeting, the Annual Meeting will be adjourned to the following business day, at the same time and place (i.e., it will be adjourned to October 24, 2022, beginning at 5:00 p.m. Israel time (10:00 a.m. Eastern Time)), unless otherwise determined at the Annual Meeting in accordance with the Amended and Restated Articles. At such adjourned meeting, the presence in person or by proxy of at least one shareholder holding Class A Ordinary Shares and at least one shareholder holding Class B Ordinary Shares (regardless of the number of Class A Ordinary Shares and Class B Ordinary Shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received voting instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Annual Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

How many votes are needed to approve each proposal?

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting is necessary for the approval of each proposal. Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal Two requires, in addition to the affirmative vote of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting, that either: (1) a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the proposal does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 25% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any of the shareholder’s relatives (i.e., a spouse, brother or sister, parent, grandparent, child, as well as child, brother, sister or parent of such shareholder’s spouse, or a spouse of any of the foregoing), or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.

The Israel Companies Law requires that each shareholder voting on Proposal Two indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

It is highly unlikely that any of the Company’s public shareholders has a personal interest in any of the proposals. If you are unable to make this confirmation, please contact investors@ree.auto; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors unanimously recommends that shareholders vote “FOR” each of the proposals set forth in the Notice and the Proxy Statement.

Except for the purpose of determining a quorum, abstentions and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of the proposals.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Annual Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How Do I Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; or

By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, or to its transfer agent, Continental Stock Transfer & Trust Company, by mail to 1 State Street — SC-1, New York, NY 10004-1561, c/o Proxy Services, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than 11:59 p.m. EDT on October 20, 2022.

If you sign and return your proxy card appointing the persons designated by the Board of Directors as your proxies without indicating how you want your shares to be voted, your shares will be voted “FOR” each of the proposals.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) for the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Can Shareholders Submit Position Statements?

Shareholders may express their position on the proposals to be voted on at the Annual Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements must be submitted to the Company at its registered offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, no later than October 11, 2022. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Can Shareholders Submit Proposals?

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Amended and Restated Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at Kibbutz Glil-Yam 4690500, Israel c/o Corporate Secretary (or, in the absence thereof, c/o the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received by September 23, 2022.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing

Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined in the Amended and Restated Articles) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

How can I find out the results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a report on Form 6-K that we will file with the SEC after the Annual Meeting.

Who is paying for this proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual Meeting, including the preparation, assembly, printing, mailing and distribution of the proxy materials. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. We have also engaged Alliance Advisors to assist us in soliciting proxies for the Annual Meeting. Alliance Advisors will receive $10,000, plus reasonable out of pocket costs and expenses, for its services.

Where Can I Find the Proxy Materials?

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at https://www.cstproxy.com/reeauto/2022. Information about the Annual Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

What if I Need Help Voting My Shares?

Your vote is important. If you have questions about how to vote your shares, you may contact Investor Relations at investors@ree.auto.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company’s ordinary shares, as of September 13, 2022:

•        each person or entity who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares;

•        each of our current executive officers and directors, individually; and

•        all of our executive officers and directors, as a group.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within sixty (60) days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within sixty (60) days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 240,571,718 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding as of September 13, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
The Phoenix Holdings Ltd.(1)	26,671,811	11.1%	—	*	2.5%
Ziv Aviram	16,574,420	6.9%	—	*	1.5%
Clal Insurance(2)	13,758,023	5.7%	—	*	1.3%
Executive Officers and Directors
Daniel Barel(3)	41,708,616	14.8%	41,708,555	50.0%	42.7%
Ahishay Sardes(4)	41,708,615	14.8%	41,708,555	50.0%	42.7%
David Goldberg	—	*	—	*	*
Joshua Tech	—	*	—	*	*
Keren Shemesh(5)	945,685	*	—	*	*
Avital Futterman	—	*	—	*	*
Tali Miller(6)	1,341,893	*	—	*	*
Arik Shteinberg(7)	8,200,725	3.4%	—	*	*
Hari Nair(8)	2,487,186	1.0%	—	*	*
Lilach Geva-Harel(9)	8,130	*	—	*	*
Michal Marom-Brikman(10)	8,130	*	—	*	*
Hans Thomas(11)	1,287,552	*	—	*	*
All Executive Officers and Directors as a Group	96,467,810	40.8%	83,417,110	100.0%	86.9%

____________

*        Less than 1%.

(1)      Based on a SC 13G filed on April 5, 2022. The securities reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(2)      The Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., (“Clal”). Includes Clal Insurance Company Ltd. (for Profit Participating Policies) and Clal Pension and Provident Funds Ltd, a wholly-owned subsidiary of Clal Insurance Company Ltd, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. In addition, Clal Insurance Company Ltd. holds shares for its Nostro, which makes independent voting and investment decisions. The address of Clal is 36 Raul Wallenberg Rd., Tel Aviv, Israel.

(3)      Reflects 41,708,616 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(4)      Reflects 41,708,615 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(5)      Reflects 945,685 Class A Ordinary Shares underlying options that are vested and exercisable, with an exercise price of $0.37 and which expire which expire between January 23, 2030 and January 31, 2032.

(6)      Reflects 1,341,893 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.23 and which expire between May 14, 2028 and January 31, 2032.

(7)      Reflects 4,440,665 Class A Ordinary Shares and 3,760,060 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $1.51 and which expire between December 6, 2028 and May 26, 2030.

(8)      Reflects 618,067 Class A Ordinary Shares and 1,869,119 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $1.20 and which expire between November 27, 2029 and July 20, 2031.

(9)      Reflects 8,130 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on November 1, 2031.

(10)    Reflects 8,130 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on November 1, 2031.

(11)    Reflects 1,284,168 Class A Ordinary Shares and 3,384 Class A Ordinary Shares underlying options that are vested and exercisable, with a weighted average exercise price of $0.00 and which expire on July 22, 2031.

Voting Power

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A Ordinary Share is entitled to one (1) vote per share and each Class B Ordinary Share is entitled to ten (10) votes per share.

PROPOSAL ONE

RE-ELECTION OF BOARD OF DIRECTORS

Background

Under the Amended and Restated Articles, the number of the Company’s directors is fixed at not less than three (3) and no more than eleven (11). The minimum and maximum number of directors may be changed only by a resolution adopted at a general meeting of shareholders, by (i) so long as Class B Ordinary Shares remain outstanding, a majority of the total voting power of the shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the shareholders.

The Board of Directors is presently composed of seven (7) members.

In accordance with the Companies Law, each director nominee has certified to the Company that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certifications will be available for inspection at the Annual Meeting.

The following is a brief biography of each director nominee.

Name	Age	Position
Arik Shteinberg	57	Chairman of the Board of Directors
Daniel Barel	43	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	41	Co-Founder, Chief Technology Officer and Director
Michal Marom-Brikman	53	Director
Lilach Geva-Harel	46	Director
Hari Nair	62	Director
Hans Thomas	45	Director

Arik Shteinberg has served on the Board of Directors since 2018. Mr. Shteinberg serves as a director of Leumi Partners Ltd. He also serves on the board of trustees of the Academic College of Tel Aviv-Yaffo. Mr. Shteinberg served on the board of directors of Paz Oil Company Ltd. until December 2021 and on the board of Partner Communication until January 2021. Mr. Shteinberg served from 2006 to 2010 as chairman of the board of directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, overseeing their business strategies on behalf of York Capital. Between 1999 and 2003, Mr. Shteinberg was Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard & Poor’s). Prior to that, Mr. Shteinberg served as Chief Executive Officer of Etgar-Portfolio Management Trust Co., owned by Bank Mizrahi-Tefahot. He also served on the advisory boards of Mobileye Technologies and Novotrans Group SA. Mr. Shteinberg studied Economics at Tel Aviv University.

Daniel Barel has been the Chief Executive Officer of the Company since 2013 and has served on the Board of Directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 2017. He also served as Chairman of WOOOF, a social networking platform that he founded in 2012. Between 2007 and 2013, Mr. Barel served as Chief Executive Officer of CAUTES International, a boutique business consulting firm in Hong Kong that he founded in 2007. Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

Ahishay Sardes has been the Chief Technology Officer of the Company since 2013 and has served on the Board of Directors since 2021. Mr. Sardes has over 15 years of experience in engineering including mechanics, electronics, software and research. From 2008 to 2013, he served as Head of Engineering at ZIV-AV Technologies, an Israeli engineering company. Mr. Sardes holds a Bachelor of Science in Mechanical Engineering from the Afeka Tel Aviv Academic College of Engineering.

Michal Marom-Brikman has served on the Board of Directors since 2021. She specializes in financial and business structures, business deals and corporate governance. Ms. Marom-Brikman has significant experience on public company boards; she is on the board of Partner Communications Co. (Nasdaq: PTNR) and is a board member of the Ichilov Medical Center & Hospital and a member of its investment committee. Ms. Marom-Brikman also served as Co-Founder and CFO of Linkury Technology International Group and as a professional assistant to the president of the CPA Institute in Israel and was chairman of the audit committee of the Halman Aldubi investment house. Ms. Marom-Brikman serves as a director in the following firms: Union Bank, Spectronix, Naaman Vardinon, Biomedix incubator, ADO group, Arko holdings, Algomizer and Dan Transportation. Ms. Marom-Brikman holds an MA in Finance from the Baruch College of Management, NYU and a BA from the College of Management Academic Studies in Israel.

Lilach Geva-Harel has served on the Board of Directors since 2021. Since 2019, Ms. Geva-Harel has served as Executive Vice President and Global General Counsel at ICL Group (NYSE: ICL), a global specialty minerals company, leading global legal and compliance as well as regulatory and government relations. Prior to joining ICL, Ms. Geva-Harel served as Deputy CEO, Chief of Staff and General Legal Counsel of Psagot Investment House Ltd. from 2009 to 2018, and before that she served as a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Partners (GKH), a law firm specializing in capital markets, securities law and M&A. Ms. Geva Harel has more than two decades of leadership experience advising boards, leading corporate governance and operating in complex regulatory environments. Ms. Geva Harel holds an LL.B and LL.M degrees from Bar Ilan University.

Hari Nair has served on the Board of Directors since 2019. Mr. Nair is a global technology investor and corporate advisor with over thirty-five years of experience in the automotive and commercial vehicle industries. He has been Chief Executive Officer of Anitar Investments LLC since 2015. Since 1987, Mr. Nair has held numerous executive positions at Tenneco Inc., including serving as the company’s Chief Operating Officer from 2010 to 2015. Prior to that he served as a senior financial analyst at General Motors Corporation. Mr. Nair currently serves on the board of directors at Musashi Seimitsu Industry, O-I Glass Inc. and as chairman of Sintercom India Ltd. He previously served as a board member for Delphi Technologies PLC from 2017 to 2020 and Tenneco’s board of directors from 2009 until 2015. Mr. Nair holds a Bachelor of Science in Engineering from Bradley University and a Master’s in Business Administration from the University of Notre Dame.

Hans Thomas has served on the Board of Directors since 2021. Mr. Thomas is an entrepreneur and technology investor with over twenty years of experience in senior investment and portfolio company founder roles. Mr. Thomas is the Founding Partner of 10X Capital, an NYC-based venture capital firm whose portfolio companies include Robinhood, DraftKings, Palantir, 23andMe, Wish and Compass Therapeutics, where he has served as Chief Executive Officer since 2004. Mr. Thomas is also the Chairman of Growth Technology Partners, originally a San Francisco-based venture capital firm acquired by 10X Capital in 2019. Prior to 10X Capital, Mr. Thomas was an Executive Director at One Zero Capital, a NYC-based asset manager. In 2015, Mr. Thomas co-founded TheNumber, an institutional big data analytics technology platform. Mr. Thomas was also a founding team member of InternetCash in 1999. Mr. Thomas attended New York University.

Director Independence

Nasdaq corporate governance rules require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our Board of Directors has determined that each of Arik Shteinberg, Hari Nair, Hans Thomas, Michal Marom-Brikman, and Lilach Geva-Harel is an independent director as defined under the Nasdaq corporate governance rules.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies that do not have a “controlling shareholder” and with shares traded on certain U.S. stock exchanges including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, REE has elected to “opt out” from the Companies Law requirement to appoint external directors.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Lilach Geva-Harel, Michal Marom-Brikman and Hari Nair. Ms. Geva-Harel serves as the chairperson of the audit committee. Each of the members of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our Board of Directors has determined that Ms. Marom-Brikman is an audit committee financial expert as defined by the SEC rules.

Our Board of Directors has determined that each member of our audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the audit committee.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Lilach Geva-Harel, Michal Marom-Brikman and Hans Thomas. Ms. Marom-Brikman serves as chairperson of the compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the compensation committee.

Diversity of the Board of Directors

Board Diversity Matrix
(As of September 1, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Mr. Arik Shteinberg, Mrs. Lilach Geva-Harel, Mrs. Michal Marom-Brikman, Mr. Daniel Barel, Mr. Ahishay Sardes, Mr. Hari Nair and Mr. Hans Thomas to serve as a director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until their respective successors are duly elected and qualified, or until such individual’s earlier resignation or retirement.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Background

The Company’s shareholders have previously approved the compensation of the Chairperson of the Board of Directors and the other non-executive directors, such that each non-executive director is entitled to receive an annual retainer of $50,000 in cash for service on the Board of Directors (with the chairman receiving a supplemental annual fee of $50,000) and an annual equity grant in the amount of $150,000 (in the case of the Chairman of the Board, $200,000, which the Chairman may elect to receive in whole or in part in quarterly installments of cash instead of RSUs, or some combination thereof), which will be granted at each annual meeting of shareholders at which such non-employee director is reelected, based on the closing share price on the date of grant. In addition, audit committee members receive an additional annual fee of $10,000 (with the chair receiving $20,000), compensation committee members receive an additional annual fee of $7,500 (with the chair receiving $15,000) and nominating and governance committee members receive an additional annual fee of $5,000 (with the chair receiving $10,000).

Cash fees for Board of Directors and committee service are payable quarterly in arrears. In order to further align their compensation with shareholder value, the non-executive directors have requested to receive, and the Compensation Committee and the Board of Directors wishes to permit them to receive, in lieu of such quarterly cash fees, Class A Ordinary Shares having an equivalent fair market value on the date the cash compensation is payable. Accordingly, shareholders are being asked to approve an amendment to our Compensation Policy that permits non-executive directors who so elect to receive Class A Ordinary Shares in lieu of the cash retainer. Approval of this proposal will also be deemed to constitute approval of the issuance of Class A Ordinary Shares, in an amount equivalent to the quarterly cash fees, to the Chairperson of the Board of Directors or to any other non-executive director who elects to receive such shares in lieu of the quarterly cash fees that are payable to the director, subject to the approval of the Compensation Committee and the Board of Directors of any such issuance.

In evaluating this request from our non-executive directors, we considered the importance of aligning our director pay with shareholder value, by enabling our directors to receive equity in the Company in lieu of their cash retainer fees. By receiving Class A Ordinary Shares in lieu of quarterly cash fees, our non-executive director compensation would be further aligned with our shareholders and the value we hope to achieve for our shareholders in the future. As a result of these considerations, we view this proposal and its approval as a mechanism to further align compensation with shareholder value, as well as to align our director pay with market practice by providing our directors with the option to receive equity in lieu of their cash fees.

In practice, this proposal will effectively function as a technical amendment, insofar as our non-executive director compensation will not change as a result of this proposal. We are not proposing any increase or decrease in non-executive director pay, but rather only providing our directors with the option to receive equity in the same amount that they would otherwise be eligible to receive in cash for their service on our Board, which in our opinion is a common feature of market practice for director compensation in our industry.

Notwithstanding the benefits described above, including our desire to further align director pay with shareholder value and market practice, we also considered the impact of this proposal on our overall dilution management strategy. In particular, the Company is committed to vigilant management of dilution and seeks to take steps to manage the long-term effects of its equity grant programs. The equity that would be issued, if so issued, pursuant to this amendment to our compensation policy would have a negligible impact on the dilution of the shareholders’ holdings. As part of our disciplined approach towards managing dilution, we agreed that it was appropriate to provide our directors with the ability to choose to receive Class A Ordinary Shares in lieu of cash fees, which provides advantages for our dilution strategy over other types of equity, such as options, and presents a clearer alignment between the Company and our equity strategy. Moreover, in considering this proposal, our Board determined that this proposal minimizes risk in our director compensation program.

In addition, the Compensation Committee and Board of Directors approved the amendment described above as they believe it provides an appropriate framework to promote the Company’s objectives and allows the Company to create appropriate incentives to our non-executive Directors while taking into consideration the size and nature of operations of the Company as well as the competitive environment in which the Company operates.

If this Proposal No. 2 is approved at the Meeting, our non-executive directors will have the ability to receive, in lieu of such quarterly cash fees, Class A Ordinary Shares having an equivalent fair market value on the date the cash compensation is payable, and the Company would then be authorized, pursuant to this Proposal No. 2, to issue Class A Ordinary Shares in an amount equivalent to the quarterly cash fees to any non-executive director who elects to receive such shares in lieu of the quarterly cash fees. The proposed amendment is in accordance with, and Class A Ordinary Shares will be issued pursuant to, the Company’s Share Incentive Plan (the REE Automotive Ltd. 2021 Share Incentive Plan) previously approved by and disclosed to our shareholders.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to amend the Company’s Compensation Policy by adding a new Section 4.1.2A, which will read as follows: ‘The Chairperson of the Board of Directors, an external director, if any, and an independent director of the Company may elect to receive, in lieu of quarterly cash fees, Class A Ordinary Shares of the Company having an equivalent fair market value on the date the cash compensation is payable.’”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent registered public accounting firm and to authorize the Board of Directors to determine the independent registered public accounting firm’s remuneration. The Nasdaq corporate governance rules require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent registered public accounting firm.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (the “Firm”), as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm. The Firm has served as the Company’s independent registered public accounting firm since 2015.

For information on the fees paid by the Company and its subsidiaries to the Firm in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the best interest of the Company.

By Order of the Board of Directors
Arik Shteinberg
Chairman of the Board of Directors

September 22, 2022